UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

333-190836

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Foothills Exploration, Inc.

Full Name of Registrant

Former Name if Applicable

633 17th Street, Suite 1700-A

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the period ending December 31, 2016 including a material assets acquisition that registrant completed and closed for a total $10.75 million purchase price on December 30, 2016, as reported in registrant’s Form 8-K filed with the Commission on January 6, 2016, could not be completed and filed by March 31, 2016, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-K for the period ended December 31, 2016 within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

B.P. Allaire	720	449-7478
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 30, 2016 registrant completed the purchase of certain Utah based oil and gas assets from an entity owned by of New Times Energy Corporation Limited (“NTE”), a Bermuda limited liability company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited for a combination of cash, notes and shares having an aggregate purchase price of $10.75 million. See registrant’s Form 8-K filed with the Commission on January 6, 2017. Registrant has been integrating this acquisition within the operations of registrant. The year-end timing of the acquisition and the nature of the assets acquired, including rights, acreage and shut in wells, two of which have subsequently been brought into production, have impacted registrant’s ability timely to account for the assets acquired.

Foothills Exploration, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2017	By	/s/ B.P. Allaire
B.P. Allaire
Chief Executive Officer and Interim Chief Financial Officer